April 24, 2014

Mr. Robert F. Telewicz, Jr.

Senior Staff Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Medical Properties Trust, Inc.

Form 10-K for the year ended December 31, 2013

Filed on March 3, 2014

File No. 001-32559

MPT Operating Partnership, L.P.

Form 10-K for the year ended December 31, 2013

Filed on March 3, 2014

File No. 333-177186

Dear Mr. Telewicz:

The purpose of this letter is to respond to your letter dated April 10, 2014. To assist you in reviewing our responses, we have preceded each response with a copy (in bold type) of the comment as stated in your letter.

Form 10-K for the year ended December 31, 2013

Item 2. Properties, page 32

1.	In your future Exchange Act reports, please include occupancy data for your properties.

Our business model is to lease hospital facilities to a single tenant under long-term, triple-net leases. Only under rare circumstances would we lease the same facility to more than one tenant at the same time. This means that, unlike those REITs who lease individual spaces in a single asset to multiple tenants, unless we have a facility that is not under lease we typically have 100% occupancy. Accordingly, we do not believe that occupancy data is relevant to understanding our financial condition or operating results. We note that at December 31, 2013, we did have one property (Twelve Oaks) that was only 55% occupied, and we noted this on page 32 in footnote (A) to the Properties table. In future filings, we will continue to note any exceptions as we did in the case of Twelve Oaks at December 31, 2013.

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

Item 7. Management’s Discussion and Analysis…, page 40

2.	In your future Exchange Act reports, please include a discussion of same property performance comparing the last two fiscal years. Please clearly disclose any properties that you have backed out of such disclosure and the reasons for not including properties in the same property comparison subset.

Our revenue is generally earned from the leasing of healthcare facilities to single tenants under long-term, triple-net leases or from mortgage loans structured similar to our triple-net lease agreements. Accordingly, we do not experience variability in revenues from each facility as one might from multi-tenant assets such as office or medical office buildings. Management thus does not consider same property performance to be a key performance indicator when evaluating the performance of our portfolio. The only variability in our revenues is generally from contractual based annual escalations of rent and interest unless additional investments are made or such leases or loans are terminated. In the Results of Operation section of Management’s Discussion and Analysis of Financial Condition and Results of Operation starting on page 51 of our 2013 Form 10-K, we have disclosed the impact of such annual escalator provisions on our same property revenue, while at the same time disclosing and quantifying the impact of acquisitions or other transactions on our revenues period over period. In future filings, we will continue to provide similar disclosures.

3.	Please discuss in future Exchange Act reports how you monitor the credit quality of your tenants.

In the Notes to the Consolidated Financial Statements starting on page 73 of our 2013 Form 10-K and under the subheading of Losses from Rent Receivables, we disclose our process for monitoring the credit quality of our tenants. Such monitoring procedures are the same for our loan investments, which we explain under the subheading Loans. In future filings, we will add similar disclosure to the Management’s Discussion and Analysis of Financial Condition and Results of Operation section of our Form 10-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

3. Real Estate and Loans Receivable

Loans, page 85

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

4.	Explain to us how you have met all of the disclosure requirements of ASC Topic 310-10-50 related to your financing receivables. Specifically, explain to us how you have met the disclosure requirements related to non-accrual or past due loans and impaired loans, and disclosures related to the allowance for credit losses. Additionally, explain to us how you have met the requirements to disclose certain credit quality information or explain to us why these disclosures are not applicable.

To assist in responding to the Staff’s comment, we have separated our explanation and response into three categories: 1) accounting policies, 2) presentation and 3) nonaccrual, past due and impaired loans.

Accounting Policies

In Note 2 to the Notes to the Consolidated Financial Statements under the subheading of Loans (starting on page 73), we disclose the general make-up of our loans and the basis for accounting for our loans including how we evaluate collectability of both interest and principal, how we consider a loan to be impaired, how we calculate the impairment amount, when we place a loan on non-accrual status, and how we recognize interest income on an impaired loan. In the same Note 2 under the subheading Revenue Recognition (starting on page 70), we disclose our method for recognizing interest income on non-impaired loans including how we recognize any commitment or origination fee income associated with our loans. Finally, in the same Note 2 under the subheading Deferred Costs (page 75), we disclose the accounting for any costs we incur associated with the origination of any loans.

Presentation

In Note 3 to the Notes to the Consolidated Financial Statements under the subheading of Loans (starting on page 85), we show a table of loans at the balance sheet date and prior year along with an explanation of the significant changes from period to period and the general make-up of these loans. Any unearned income or deferred fees related to our loans are immaterial for disclosure.

Nonaccrual or Past Due and Impaired Loans

As background, please note that our mortgage loans are structured similar to our triple net leases. In addition, we only make acquisition, working capital and other loans to tenants of our facilities. Because of this, we underwrite and monitor the credit worthiness of borrowers under our loans the same way we do for tenants under our leases.

As discussed above, we disclose, in Note 2 of our Notes to Consolidated Financial Statements under the subheading of Losses from Rent Receivables (starting on page 73), how we monitor the creditworthiness of our tenants/borrowers and reference such discussion in the subheading of Loans on page 73. As disclosed, we monitor various aspects of our borrowers including, but not limited to: admission levels and surgery/procedure volumes by type; current operating margins; ratio of the borrower’s operating margins both to facility rent and to facility rent plus other fixed

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

costs; trends in revenue and patient mix; the effect of evolving healthcare regulations; the borrower’s payment and default history; the prospects for support from any financially responsible guarantor; and if appropriate the realizable value of any collateral. On a loan-by-loan basis, we use each of the measures above in determining the overall credit quality of the borrower and in determining if the loan is impaired.

At December 31, 2013 and 2012, we only had one loan in our loan portfolio that was deemed to be impaired with related interest receivables that were past due – our Monroe working capital loan. All other loans and related interest receivables were current (i.e. none greater than 90 days past due). Disclosure surrounding the Monroe impaired loan is discussed in Note 3 under the subheading Monroe facility and encompasses our net investment in and exposure to Monroe. In this disclosure, we separately disclose the amount of the loan at December 31, 2013 and any advances made on the loan in 2013. We also note the amount of interest combined with rent and other charges that are past due along with a specific disclosure of the amount of interest receivables (i.e. $6 million at December 31, 2013) that is past due greater than 90 days. In regards to interest income, we note in this same disclosure that no interest income has been recognized since 2010. Finally, we describe the reasons for deeming this loan impaired, the amount of the impairment charge taken (i.e. $12 million in 2010), and why we believe the remaining net loan balance is deemed to be collectable.

We believe the combination of the disclosures above meet the requirements of ASC Topic 310-10-50.

Medical Properties Trust, Inc. acknowledges that:

1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Medical Properties Trust, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or further comments, please contact the undersigned at 205-969-3755.

Mr. Robert F. Telewicz, Jr.

Securities and Exchange Commission

Very truly yours,

MEDICAL PROPERTIES TRUST, INC.

MPT OPERATING PARTNERSHIP, L.P.
by Medical Properties Trust, Inc., the sole member of its general partner

/s/ R. Steven Hamner
R. Steven Hamner
Executive Vice President and Chief Financial Officer

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